SECURITIE ... N

15027234

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
RECEIVED
JUN 26 2015

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SEC FILE NUMBER
8- 66621

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/14 (MM/DD/YY) AND ENDING 04/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: iTB Securities, LLC

OFFICIAL USE ONLY
132665
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

240 W. 37th Street, Suite 310
(No. and Street)

New York	NY	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tunwu Michael Chuang — 646 530-8576
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KBL LLP
(Name – *if individual, state last, first, middle name*)

535 Fifth Avenue, 16th Floor	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tunwu Michael Chuang, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of iTB Securities, LLC, as of April 30, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

ROBIN FUNK
Notary Public - State of New York
NO. 01FU6184229
Qualified in New York County
My Commission Expires 3-31-2016

NYNY 6 24 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

iTB SECURITIES, LLC
FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION PURSUANT TO 17a-5(d)
OF THE SECURITIES AND EXCHANGE COMMISSION AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
APRIL 30, 2015

iTB SECURITIES, LLC

CONTENTS

KBL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
iTB Securities, LLC

We have audited the accompanying financial statements of iTB Securities, LLC (the "Company"), which comprise the statement of financial condition as of April 30, 2015, and the related statements of income, changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of iTB Securities, LLC as of April 30, 2015, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Computation of Net Capital Under Rule 15c3-1, Computation for Determination of Reserve Requirements and Information relating to Possession or Control Requirements Under Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of iTB Securities, LLC's financial statements. The supplemental information is the responsibility of iTB Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

/s/ KBL, LLP
New York, NY
June 23, 2015

535 Fifth Avenue, 16th Floor, New York, NY 10017 **212.785.9700**

iTB SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

APRIL 30, 2015

ASSETS

Cash	$	60,134
Accounts receivable		94,269
Prepaid expenses		3,099
Total assets	$	157,502

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	5,810
Deferred revenue		1,887
Total Liabilities		7,697
Member's equity		149,805
Total liabilities and member's equity	$	157,502

The accompanying notes are an integral part of these financial statements.

iTB SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED APRIL 30, 2015

1. ORGANIZATION AND NATURE OF BUSINESS

iTB Securities, LLC (the "Company") is a Limited Liability Company registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corp ("SIPC"). The Company was formed on January 10, 2005 under the laws of the State of New York. The Company's office is located in New York, NY.

The Company operates a fixed income execution management system to facilitate the over the counter trading of liquid debt securities with institutional investors.

Recent Issued Accounting Pronouncements

The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in conformity with U.S generally accepted accounting principles ("GAAP") and the rules and regulations of the United States Securities and Exchange Commission (the "Commission"). It is management's opinion, that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statement presentation.

Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value. The Company had no cash equivalents as of April 30, 2015.

Accounting basis

The Company uses the accrual basis of accounting for financial statements. Accordingly revenues are recognized when services are rendered and expenses realized when the obligation is incurred.

Income Taxes

The Company is a limited liability company, taxed as a partnership for federal income tax purposes, and, thus, no federal income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to the members and reported on their individual tax returns.

Pursuant to accounting guidance concerning provision for uncertain income tax provisions contained in Accounting Standards Codification ("ASC") 740-10, there are no uncertain income tax positions. The federal and state income tax returns are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

Advertising Costs

The Company expenses advertising costs as they are incurred. For the year ended April 30, 2015, there was no advertising expense.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets, and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Deferred Revenue

Advance payments for brokerage fees are recorded as deferred revenue.

Revenue Recognition

The Company typically includes a fee on any prices displayed in the iTB execution management system. When clients execute trades, the fees are billed to the executing venue and typically paid within 30 days of invoicing. In some cases, the Company also bills a fixed fee per transaction executed directly to the client and those invoices are also typically collected within 30 days of invoicing.

Accounts Receivable

The Company extends unsecured credit to its customers in the normal course of business. The determination of the amount of uncollectible accounts is based on the amount of credit extended and the length of time each receivable has been outstanding. The allowance for uncollectible amounts reflects the amount of loss that can be reasonably estimated by management and is included as part of operating expenses in the accompanying statement of operations. As of April 30, 2015, the Company has not recorded an allowance for any potential non-collection.

Fair Values of Financial Instruments

Financial Accounting Standards Board Accounting Standards Codification ("ASC") 825, "Financial Instruments," requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments: The carrying amount of cash, accounts receivable, prepaid expenses and accounts payable and accrued expenses, approximate fair value because of the short maturity of those instruments.

Concentrations of Credit Risk

The Company places its cash with a high credit quality financial institution. The Company's account at this institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. To reduce its risk associated with the failure of such financial institution, the Company evaluates at least annually the rating of the financial institution in which it holds deposits.

3. NET CAPITAL

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, cash dividends paid or the Company's operations expanded, if the resulting net capital ratio would exceed 10 to 1. At April 30, 2015 the Company had net capital of $52,437, which was $47,437 in excess of the FINRA minimum net capital requirement of $5,000.

4. COMMITMENTS AND CONTINGENCIES

Litigation

The Company may be involved in legal proceedings in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Currently, the Company is not involved in any legal proceedings which are not in the ordinary course of business.

Commitments

The Company is under contract to pay FINOP Service, LLC a monthly fee of $800 for FINOP Services. The agreement can be terminated at any time by either party upon thirty (30) days written notice.

Effective January 8, 2014, the Company contracted with Mission Critical Services Corp. for consulting services for a monthly fee of $275. The agreement can be terminated at any time by either party upon thirty (30) days written notice.

5. RELATED PARTY AND EXPENSE SHARING AGREEMENT

Effective January 1, 2010, the Company and its sole member, iTB Holdings, Inc. ("Holdings"), entered into an expense sharing agreement by which their occupancy expenses, including rent and other office expenses, are allocated to each entity based on usage. The agreement was amended on August 1, 2012, to reflect an increase in allocable rent expense.

An estimate will be made at the beginning of each fiscal year of Holdings' overhead and shared expenses based upon the actual incurred overhead and shared expenses from the prior year. The Company shall reimburse Holdings for such occupancy expenses by paying Holdings a monthly payment. The size of the monthly payment may be adjusted periodically to reflect the changes in the Company's usage. At any time, Holdings has authority to forgive payment and treat as a non-cash capital contribution to the Company.

For the year ended April 30, 2015, Holdings incurred expenses totaling $21,960 on behalf of the Company. As of October 1, 2013, the Company has elected to reimburse Holdings for monthly allocated expenses until further capital is needed. The Company has a balance payable to Holdings totaling $3,660 at April 30, 2015.

iTB SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED APRIL 30, 2015

6. CONCENTRATION OF CUSTOMER REVENUES

For the year ended April 30, 2015, four customers accounted for 100% of the Company's revenue. These customers accounted for 100% of accounts receivable as of April 30, 2015. One client accounted for 93% of revenues and 98% of the accounts receivable at April 30, 2015.

7. ANNUAL REPORT ON FORM X-17A-5

The annual report to the Securities and Exchange Commission on Form 17A-5 is available for examination and copying at the Company's office and at the regional office of the Securities and Exchange Commission.

8. SUBSQUENT EVENTS

The Company evaluated events occurring between the end of its fiscal year, April 30, 2015, and June 23, 2015, when the financial statements were issued.

iTB SECURITIES, LLC
SUPPLEMENTARY SCHEDULE
APRIL 30, 2015

iTB SECURITIES, LLC

EXEMPTION REPORT PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

APRIL 30, 2015

iTB Securities, LLC operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3. The Companyis exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that it does not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

The Company has met the identified exemption provisions throughout the year ended April 30, 2015 without exception.

Signature:____
Tunwu Michael Chuang, Chief Executive Officer

ROBIN FUNK
Notary Public - State of New York
NO. 01FU6184229
Qualified in New York County
My Commission Expires 3-31-2016

6-24-2015

KBL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

Report of Independent Registered Public Accounting Firm

To the Members of
iTB Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to SEC Rule 15c3-3, in which (1) iTB Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which iTB Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provision") and (2) iTB Securities, LLC stated that iTB Securities, LLC met the identified exemption provision throughout the most recent fiscal year without exception. iTB Securities, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about iTB Securities, LLC 's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

/s/ KBL, LLP
New York, NY
June 23, 2015

535 Fifth Avenue, 16th Floor, New York, NY 10017 **212.785.9700**